SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 1, 2023
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park

1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40- F.
Form 20-F ☑

Form 40-F
☐

Exhibit

99.1

Release dated August 1, 2023 “RESIGNATION

OF COMPANY

SECRETARY

”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: August 1, 2023

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD

NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
RESIGNATION OF COMPANY

SECRETARY
In

compliance

with

paragraph

3.59

of

the

JSE

Limited

Listings

Requirements,

DRDGOLD

shareholders
(“ Shareholders
”) are

hereby advised

that Ms

Elise Beukes

has resigned

as DRDGOLD’s

company secretary
with effect from 31 July 2023.
The board of directors

of the Company

would like to thank

Ms Beukes for her

contribution to the

Company during
her tenure and wishes her well in her future endeavours.
A further announcement regarding

the appointment of a

new company secretary will

be published in due

course.

Johannesburg

1 August 2023
Sponsor

One Capital